Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Filer: State Financial Services Corporation
Subject Company: State Financial Services Corporation
Commission File Number of Subject Company: 000-18166

Certain matters discussed in this document are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated Banc-Corp’s (“Associated”) ability to complete the merger in a timely manner or at all, the failure of State Financial Service Corporation’s (“State Financial”) shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This document may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, shareholders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following are the slides used in a conference call and webcast of Associated Banc-Corp and State Financial Services Corporation on March 22, 2005.

Enhancing the Franchise March 21, 2005

Forward-Looking Statements Statements made in this document and in documents that are incorporated by reference which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," or similar expressions. Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that are incorporated by reference, could affect future financial results and could cause those results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. These factors, many of which are beyond Associated Banc-Corp's and State Financial Services Corporation's control, include the following: operating, legal, and regulatory risks; economic, political, and competitive forces affecting Associated Banc-Corp's banking, securities, asset management, and credit services businesses; the risk that Associated Banc-Corp's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful; and Associated's ability to complete the merger in a timely manner or at all, the failure of State Financial's shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Associated Banc-Corp undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

This presentation may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders will be able to obtain them free of charge at the SEC's website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202. Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated's directors and executive officers is available in its Proxy Statement dated March 16, 2005 filed with the SEC, and information regarding State Financial's directors and executive officers is available in its proxy statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Transaction Summary

Transaction Rationale Enhances Associated's branch distribution network in Milwaukee and Northern Illinois Increases Associated's presence in large, attractive MSAs Significant opportunity for cost savings given State Financial's 60%+ efficiency ratio Allows Associated to cross-sell broader product set into State Financial franchise (not incorporated in pro forma numbers) Low execution risk Financially compelling

State Financial Profile Commercial bank founded in 1910 Headquartered in Milwaukee, Wisconsin Approximately $1.5 billion in assets, $1.1 billion in deposits and 29 branches Two state presence-WI and IL-with operations in highly attractive metropolitan Milwaukee and Northern Illinois markets 7 acquisitions completed since 1995 Sales driven culture Low cost deposit base driven by high proportion of stable core deposits Low loan/deposit ratio of 86%

Enhances Associated's Market Position 93% of State Financial's deposit base in attractive Milwaukee and Northern Illinois markets Doubles Associated's branches and deposits in Northern Illinois Consistent with Associated's focus on large MSAs State Financial's Deposits by MSA % of Deposits in Large MSAs Median Household Income Projected Household Income Growth Projected Household Growth Source: SNL Financial

Complementary Loan and Deposit Mix Associated State Financial $12,786mm Cost: 1.17% $1,084mm Cost: 1.27% $13,882mm Yield: 5.33% $935mm Yield: 5.92% Loans Note: Loans and deposits as of December 31, 2004. Yields and costs for the year ended December 31, 2004 Deposits

Reasonable Cost Savings Assumptions Transaction assumes 25% cost savings ($9.8 million pre-tax) on a fully phased-in basis1 $24 million pre-tax restructuring charge anticipated Cost Savings Estimates1 Efficiency Ratios2 Notes: 1 Based on 4Q04 annualized non-interest expense, excluding intangible amortization expense 2 Based on 2004 non-interest expense and net revenue, excluding securities gains

Low Execution Risk/Conservative Assumptions Due diligence completed Represents an 'in-market' transaction for Associated Conservative cost savings estimates; State Financial's pro forma marginal efficiency ratio in-line with Associated's No revenue enhancements assumed, despite State Financial's low non-interest income ratio and Associated's broader product set Commercial franchise with similar characteristics to Associated Low risk balance sheet, given strong credit quality and reliance on core funding First Federal integration materially completed Transaction represents only 7% of Associated's market cap

Transaction Pricing

Financial Assumptions 25% cost savings 1 phased-in 25% in 2005 and 100% in 2006 Incremental share repurchases of 1.2mm shares-maintains Associated's current TCE/TA ratio Potential revenue enhancements not incorporated in financial models Core deposit intangible equal to 3% of State Financial's non-CD deposit base, amortized sum-of-the-years digits over 10 years $24 million restructuring charge, pre-tax Note: 1 Based on State Financial's 4Q04 non-interest expense base, excluding intangible amortization expense

Financial Impact to Associated

Compelling Investment Opportunity

Enhancing the Franchise March 21, 2005